

Mail Stop 4628

March 31, 2017

Mr. George M. Sfeir, Chief Executive Officer
Energy & Technology, Corp.
Petroleum Towers, Suite 530
3639 Ambassador Caffery Parkway
Lafayette, LA 70505

  Re: Energy & Technology, Corp.
    Form 10-K for the Fiscal Year ended December 31, 2015
    Filed March 31, 2016
    File No. 333-150437

Dear Mr. Sfeir:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Karl Hiller *for*

       H. Roger Schwall
       Assistant Director
       Office of Natural Resources